SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                             March 7, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Jeffrey Gordon

     RE:     FORM 8-K ITEM 4.01
             FILED  FEBRUARY  22,  2006
             FILE # 033-25126-D

Mr.  Gordon:

     The following response addresses the comments of the reviewing Staff of the Commission as set forth in the comment letter of February 24, 2006 relating to the Form 8-K of Medefile International, Inc. ("Medefile" or the "Company") filed on February 22, 2006. On behalf of the Company, we respond as follows:

1. It appears that your former accountant only audited your financial statements for the year ended June 30, 2005. As such, please make the following corrections in an amended

     Form  8-K:

     - Any instance throughout the filing that references "reports" should only refer to "report"

     - Any instance throughout the filing that references "the two most recent fiscal years" should only refer to the most recent fiscal year

     Response:
     ---------

     The Form 8-K/A filed concurrently with this correspondence letter has been revised accordingly.

2. In addition, Item 304(a)(l)(ii) of Regulation S-B requires a statement whether the accountants report on the financial statements contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

     Response:
     ---------

     The filing has been revised accordingly.

3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in your revised Form 8-K.

     Response:
     ---------

     The Form 8-K/A filed concurrently with this correspondence letter includes a letter from the Company's former accountant indicating whether or not they agree with the disclosures in the Form 8-K/A. .

     In  addition,  the  Company  hereby  acknowledges  that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;


     - Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.


                                              Very  Truly  Yours,

                                              /s/  Richard  A.  Friedman
                                              --------------------------
                                              Richard  A.  Friedman